MFS INVESTMENT MANAGEMENT
500 Boylston Street, Boston, Massachusetts 02116-3741
617-954-5000
March 26, 2007
[Name]
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach CA 92660

Re:	MFS Variable Insurance Trust (the “Trust”) — Administrative Services
Dear Mr. :
     The purpose of this letter is to confirm certain financial arrangements between Massachusetts Financial Services Company (“MFS”), the investment adviser to the Trust, and [Company] (“ ”) in connection with the investment by [Company] in the Trust. Effective May 1, 2007, MFS or its affiliates will [quarterly / monthly] reimburse the Company of certain of the administrative costs and expenses incurred by the Company as a result of operations necessitated by the beneficial ownership by Policy owners of shares of the Portfolios of the Trust, equal to, on an annualized basis, [0.25%] of the aggregate net assets of the Trust attributable to variable life or variable annuity contracts offered by the Company or its affiliates. In no event shall such fee be paid by the Trust, its shareholders or by the Policy holders.
     Please confirm your understanding of this arrangement by having the enclosed duplicate copy of this letter signed where indicated below by an appropriate officer of [Company] and return this duplicate copy to me.

Very truly yours, MASSACHUSETTS FINANCIAL SERVICES COMPANY

Susan S. Newton, Senior Vice President

[Company]

By:
Name:
Title: